EXHIBIT 2

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

June 24, 2020

To:
U.S. Securities and Exchange Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the notice of change of auditor of TransGlobe Energy Corporation dated June 24, 2020 (the “Notice”) and, based on our knowledge of such information at this time, we are in agreement with the statements contained in the Notice as they relate to Deloitte LLP, Chartered Professional Accountants.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants